Exhibit 12.3

PG&E CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,	Nine Months Ended September 30,	Year Ended December 31,
	2010	2010	2009	2008	2007	2006	2005
Earnings:
Net income	$261	$859	$1,234	$1,198	$1,020	$1,005	$920
Income taxes provision	107	479	460	425	539	554	544
Fixed charges	208	630	877	907	937	845	639
Pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries	(3)	(12)	(16)	(16)	(17)	(15)	(20)

Total Earnings	$573	$1,956	$2,555	$2,514	$2,479	$2,389	$2,083

Fixed Charges:
Interest and amortization of premiums, discounts and capitalized expenses related to short-term borrowings and long-term debt, net	$187	$565	$798	$825	$865	$799	$603
Interest on capital leases	4	13	19	22	23	11	1
AFUDC debt	14	40	44	44	32	20	15
Pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries	3	12	16	16	17	15	20

Total Fixed Charges	$208	$630	$877	$907	$937	$845	$639

Ratios of Earnings to Fixed Charges	2.75	3.10	2.91	2.77	2.65	2.83	3.26

Note: For the purpose of computing PG&E Corporation’s ratios of earnings to fixed charges, “earnings” represent income from continuing operations adjusted for income taxes, fixed charges (excluding capitalized interest), and pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries. “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover preferred stock dividends of consolidated subsidiaries. Fixed charges exclude interest on tax liabilities.